UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated March 14, 2018, announcing that the Company has agreed to acquire a fleet of 15 feeder size container vessels, ranging from 1,100 TEU to 4,400 TEU, in combination with long term bareboat charters to a leading container line. Concurrently, the Company has agreed to sell the 1,700 TEU container vessel SFL Avon to an unrelated third party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	March 26, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of 15 vintage vessels and sale of SFL Avon

Press release from Ship Finance International Limited - March 14, 2018.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") announces that it has agreed to acquire a fleet of 15 feeder size container vessels, ranging from 1,100 TEU to 4,400 TEU, in combination with long term bareboat charters to a leading container line.

The purchase price is confidential, but close to recycling value of the vessels. The charter term will be seven years from delivery, with subsequent purchase obligations by the charterer. Delivery of the vessels is expected in April and their aggregate EBITDA contribution is estimated to be approximately $20 million per year.

Concurrently, the Company has agreed to sell the 1,700 TEU container vessel SFL Avon to an unrelated third party. This vessel has been operated in the short term charter market and net sales proceeds will be approximately $12.5 million. Delivery to the new owner is expected in April 2018, and we expect a minor book gain in connection with the sale.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are very pleased to continue building our relationship with one of the world's leading container lines. This transaction offers an attractive cash flow from a strong counterpart and with limited downside risk. The SFL Avon was our only container vessel operated in the short term charter market, and in light of the recent upswing in values in the sector we have decided to sell the vessel as we evaluate various growth prospects. We are seeing increasing opportunities to deploy capital in 2018 and we remain focused on growing our fleet and charter backlog."

March 14, 2018
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23 11 40 09
André Reppen, Senior Vice President, Ship Finance Management AS
+47 23 11 40 55

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23 11 40 11

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has an unprecedented track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of around 70 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.